OR ROYALTIES REPORTS STRONG THIRD QUARTER 2026 RESULTS

REVENUES UP 26% AND OPERATING CASH FLOW PER SHARE UP 21%, YEAR-OVER-YEAR

ON TRACK TO ACHIEVE 2026 GEO GUIDANCE; WINDFALL PROJECT
RECEIVES QUÉBEC ENVIRONMENTAL APPROVAL

Montréal, November 11, 2026 - OR Royalties Inc. ("OR Royalties" or the "Company") (OR: TSX & NYSE) today announced strong consolidated financial results for the third quarter of 2026 ("Q3 20261"). Revenues of $90.2 million and cash flows from operating activities of $77.6 million increased 26% and 20%, respectively, over the third quarter of 2025 ("Q3 20251") on a comparable 20,237 gold equivalent ounces2 ("GEOs") earned, as the Company's 96.8% cash margin3 converted higher precious metals prices almost entirely into cash. With 63,734 GEOs earned over the first nine months of 2026, OR Royalties remains on track for approximately the mid-point of its 2026 guidance of 80,000 to 90,000 GEOs. Amounts are presented in United States dollars unless otherwise noted.

Third Quarter 2026 Highlights (compared to Q3 2025)

• Revenues of $90.2 million, up 26% ($71.6 million) on 20,237 GEOs earned (20,326 GEOs);

• Cash flows from operating activities of $77.6 million, or $0.42 per basic share3, up 21% per basic share ($64.6 million, or $0.34 per basic share);

• Cash margin of $87.3 million, or 96.8% of revenues, up 26% ($69.3 million, or 96.7%);

• Net earnings of $55.4 million, or $0.30 per basic share, down 33% ($82.8 million, or $0.44 per basic share; Q3 2025 included a $54.4 million non-cash gain on the deemed disposal of an associate);

• Adjusted earnings3 of $53.9 million, or $0.29 per basic share, up 28% ($42.3 million, or $0.22 per basic share);

• Record nine-month revenues of $290.9 million (up 56%), cash flows from operating activities of $232.6 million, or $1.24 per basic share (up 44%), cash margin of $281.5 million (up 56%), net earnings of $190.3 million, or $1.02 per basic share (up 35%), and adjusted earnings of $189.5 million, or $1.01 per basic share (up 79%);

• 63,734 GEOs earned in the first nine months of 2026 (up 8%), tracking to approximately the mid-point of the Company's previously published 2026 guidance range of 80,000 to 90,000 GEOs;

• Closing of $43.0 million from previously announced acquisitions: the Canadian Copper Inc. precious metals stream on the Murray Brook and Caribou assets ($28.0 million) and the extension of the Costa Fuego royalties to Hot Chili Limited's La Verde project ($15.0 million);

• Three new mines in the portfolio entered production in 2026: Ramelius Resources Limited's Dalgaranga (first royalty payment received in April 2026), Cabral Gold Inc.'s Cuiú Cuiú (first gold pour September 10, 2026) and United Gold's Amulsar (first gold pour October 10, 2026);

• Repurchase and cancellation of 1,007,496 common shares for $29.1 million (C$40.8 million) under the normal course issuer bid, bringing 2026 repurchases to 1,555,678 common shares;

• Revolving credit facility increased to $850.0 million from $650.0 million, uncommitted accordion increased to $350.0 million from $200.0 million, and maturity extended to August 4, 2030;

• Cash of $76.7 million and debt of $228.2 million at September 30, 2026, for a net debt position3 of $151.5 million and available liquidity4 of approximately $1.0 billion; and,

• Declaration of the 48th consecutive quarterly dividend of $0.065 per common share paid on October 15, 2026 to shareholders of record on September 30, 2026.

Summary of Results

(in thousands of dollars, except GEOs and per share amounts)	Q3 2026	Q3 2025	Change	9M 2026	9M 2025	Change
GEOs earned	20,237	20,326	(0.4%)	63,734	59,040	8%
Revenues	90,205	71,625	26%	290,857	186,905	56%
Cash flows from operating activities	77,564	64,604	20%	232,596	162,058	44%
per basic share	0.42	0.34	21%	1.24	0.86	44%
Cash margin (in dollars)	87,288	69,258	26%	281,508	180,359	56%
Cash margin (% of revenues)	96.8%	96.7%		96.8%	96.5%
Net earnings[5]	55,367	82,845	(33%)	190,341	140,843	35%
per basic share	0.30	0.44	(33%)	1.02	0.75	35%
Adjusted earnings	53,940	42,267	28%	189,464	105,879	79%
per basic share	0.29	0.22	29%	1.01	0.56	79%
Realized gold price (LBMA PM, $/oz)	4,304	3,434	25%	4,559	3,188	43%

Subsequent to September 30, 2026

• Windfall environmental approval. On November 2, 2026, Gold Fields Limited ("Gold Fields") announced that the Québec Ministry of Environment, Fight Against Climate Change, Wildlife and Parks issued the certificate of authorization required to begin construction of the Windfall project. Gold Fields expects to publish its Final Investment Decision by February 2027; Windfall is expected to produce approximately 300,000 ounces of gold per year once ramped up. OR Royalties holds a 2.0% to 3.0% net smelter return ("NSR") royalty on Windfall;

• Amulsar first gold. On October 10, 2026, United Gold announced first gold production at the Amulsar heap-leach gold mine in Armenia, on which OR Royalties International Ltd. holds gold and silver streams;

• Cascabel NSR royalty partial buy-back. The Company received notice from SolGold Finance AG of its intention to exercise its option to buy back one-third of the Company's NSR royalty on the Cascabel project for cash consideration of $35.0 million, expected to be effective on November 30, 2026. Following the buy-back, the Company will retain a 0.4% NSR royalty on Cascabel;

• Galiano Gold Inc. deferred payment. The first of two deferred payments of $30.0 million acquired as part of the Gold Fields portfolio acquisition announced in February 2026 is due from Galiano Gold Inc. on or before December 31, 2026. Together with the Cascabel buy-back, approximately $65.0 million of cash inflows are expected in the fourth quarter of 2026 in addition to operating cash flows;

• Japan Gold Corp. On November 4, 2026, the Company closed the previously announced exercise of its right to increase its NSR royalty on all properties being advanced by Japan Gold Corp. by 0.5% to 2.0%, for $3.0 million;

• Eagle mine. On October 22, 2026, Boroo Pte. Ltd. announced an agreement to acquire Victoria Gold Corp., owner of the Eagle gold mine in Yukon, from the court-appointed receiver, with closing targeted on or about December 31, 2026, subject to court approval and other conditions. OR Royalties holds a 5.0% NSR royalty on Eagle, which has been on care and maintenance since mid-2024; and,

• Declaration of a quarterly dividend of $0.065 per common share payable on January 15, 2027 to shareholders of record as of the close of business on December 31, 2026.

Portfolio Additions

During the quarter, OR Royalties closed the $28.0 million precious metals stream with Canadian Copper Inc. on its New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant ($5.0 million paid on closing), together with a $3.9 million (C$5.5 million) equity purchase in Canadian Copper, and the $15.0 million extension of the Company's 1.0% copper and 3.0% NSR gold royalties on Hot Chili Limited's Costa Fuego project to the adjacent La Verde project in Chile. In September, the Company exercised its $3.0 million option to increase its NSR royalty on all properties advanced by Japan Gold Corp. from 1.5% to 2.0%. Royalty, stream and other interests grew to $1.49 billion at September 30, 2026 from $1.14 billion at year-end 2025, and the portfolio includes royalties and streams on 25 producing assets (including two assets that are expected to start generating revenues for the Company in 2027).

Portfolio Updates

Selected disclosures from operating partners' third quarter of 2026 reporting, or other recent releases:

• Canadian Malartic Complex (Agnico Eagle Mines Limited ("Agnico Eagle"), October 28). Production of 111,202 ounces in Q3 2026. Remediation of the Barnat pit north wall was completed during the quarter and mining in unaffected areas of the pit resumed on September 27, 2026. Odyssey mined a record 391,000 tonnes in the quarter, East Gouldie produced 27,250 ounces of gold, and the first phase of shaft sinking was completed on July 9, 2026 at a depth of 1,586 metres, with shaft-hoisted production from East Gouldie planned for the second quarter of 2027. Agnico Eagle expects to submit a decree modification application for a second shaft in the first quarter of 2027 and will host a Capital Markets Day on November 18, 2026;

• Island Gold District (Alamos Gold Inc., October 28). Record quarterly production of 68,700 ounces of gold; underground mining rates averaged a record 1,790 tonnes per day, 35% higher than the prior-year period, and remain on track to reach 2,000 tonnes per day by the end of 2026. Shaft commissioning is now expected mid-2027;

• Lamaque (Eldorado Gold Corporation, October 28). Production of 52,748 ounces of gold, up 13% year-over-year, with Ormaque described as an increasingly important source of high-grade ore;

• Dalgaranga (Ramelius Resources Limited, October 26). Ramp-up continued with 214,000 tonnes processed at 3.47 grams per tonne ("g/t") gold and 89% recovery, compared to 84% assumed in Ramelius' four-year outlook; the Never Never underground mine is on track to mine 500,000 tonnes at 6.2 g/t gold in fiscal 2027;

• Mantos Blancos (Capstone Copper Corp., October 29). Capstone expects Mantos Blancos to trend towards the mid-point of its 2026 production guidance with higher copper grades in the fourth quarter; the Phase II expansion has been submitted to the Environmental Impact Assessment process;

• Hermosa (South32 Ltd., October 19). Both shafts are expected to reach the primary production level in the December 2026 quarter. In addition, on September 2, Hermosa achieved a significant permitting milestone with the completion of the U.S. federal permitting process under FAST-41, the first mining project ever completed under this expedited process;

• Costa Fuego and La Verde (Hot Chili Limited, October 30). A second porphyry discovery was confirmed at La Verde South, within the area added to the Company's royalty coverage during the quarter; the maiden La Verde Mineral Resource Estimate and the revised Costa Fuego Pre-Feasibility Study remain on track for delivery in 2027, along with Environmental Permit submission for the updated Costa Fuego project;

• Upper Beaver (Agnico Eagle Mines Limited, October 28). Shaft sinking passed the halfway mark at 732 metres and the Environmental Impact Statement is expected to be submitted in the fourth quarter of 2026;

• Cariboo (Osisko Gold Group Inc., October 27). Construction approximately 28% complete and on schedule for first gold in the first quarter of 2029; and,

• Cuiú Cuiú (Cabral Gold Inc., September 10). Cabral expects to declare commercial production in the fourth quarter of 2026; first royalty payments to the Company are expected in the fourth quarter of 2026 or the first quarter of 2027.

Jason Attew, President and Chief Executive Officer, commented: "This is what the model looks like when it works. On essentially the same GEOs earned as in the third quarter last year, this year we generated 26% more revenue and 20% more operating cash flow, with a 96.8% cash margin converting higher gold prices almost entirely into cash. We also remain on track for approximately the mid-point of our 2026 guidance, even after absorbing the Barnat pit disruption at Canadian Malartic. More importantly, 2026 is the year our development pipeline turned into production: Dalgaranga, Cuiú Cuiú and Amulsar have all poured first gold in 2026, taking the portfolio to 25 producing assets. And with Windfall now holding its principal environmental approval and Cariboo already in construction, the two largest Canadian projects in our 2030 outlook have moved from permitting to execution. We could not be better placed to deliver on our peer-leading, fully-funded growth through the end of the decade."

2026 Guidance

The Company reaffirms its 2026 guidance of 80,000 to 90,000 GEOs earned. With 63,734 GEOs earned through September 30, 2026, deliveries are tracking to approximately the mid-point of the range, after accounting for the reduced open-pit production at Canadian Malartic (Barnat pit) in the second half of 2026 disclosed by Agnico Eagle. The Company's growth outlook through 2030 remains fully funded, with no contingent capital required.

Q3 2026 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Thursday, November 12, 2026 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montréal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 75234
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1777759&tp_key=f1a0b01c30

Replay (available until Saturday, December 12, 2026 at 11:59 pm ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 75234#
Replay also available on our website at www.ORroyalties.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 200 royalties, streams and similar interests. OR Royalties' portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Limited's Canadian Malartic Complex, one of the world's largest gold mines.

OR Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Mobile: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Notes:

(1) Three months ended September 30, 2026 ("Q3 2026") and three months ended September 30, 2025 ("Q3 2025").

(2) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Gold (i)	$4,262	$3,457	$4,545	$3,201
Silver (ii)	$62.59	$39.40	$73.24	$35.05
Copper (iii)	$14,104	$9,797	$13,434	$9,556

(i) The London Bullion Market Association's pm price in U.S. dollars per ounce.

(ii) The London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The London Metal Exchange's price in U.S. dollars per tonne.

(3) Non-IFRS Measures

Cash Margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained by dividing the cash margin (in dollars) by the revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$

Royalty interests
Revenues	55,964	42,734	181,140	121,709
Less: cost of sales (excluding depletion)	(371)	(251)	(1,100)	(567)
Cash margin (in dollars)	55,593	42,483	180,040	121,142

Depletion	(6,558)	(2,697)	(19,985)	(8,815)
Gross profit	49,035	39,786	160,055	112,327

Stream interests
Revenues	34,241	28,891	109,717	65,196
Less: cost of sales (excluding depletion)	(2,546)	(2,116)	(8,249)	(5,979)
Cash margin (in dollars)	31,695	26,775	101,468	59,217

Depletion	(5,527)	(7,462)	(15,263)	(16,701)
Gross profit	26,168	19,313	86,205	42,516

Royalty and stream interests Total cash margin (in dollars)	87,288	69,258	281,508	180,359
Divided by: total revenues	90,205	71,625	290,857	186,905
Cash margin (in percentage of revenues)	96.8%	96.7%	96.8%	96.5%

Total - Gross profit	75,203	59,099	246,260	154,843

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per basic share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of royalty, stream and other interests (excluding gains (losses) on buy-down and buy-back of royalty, stream and other interests), gains (losses) on investments, share of income (loss) of associates, transaction costs and certain other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted earnings and adjusted earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted earnings is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings	55,367	82,845	190,341	140,843

Adjustments:
Foreign exchange (gain) loss	(599)	(300)	2,757	(1,125)
Share of loss of associates	-	8,313	-	14,178
Net (gain) loss on investments	(1,064)	56	(3,907)	366
Impairment of royalty, stream and other interests	-	5,495	-	5,495
Gain on deemed disposal of an associate	-	(54,439)	-	(54,439)
Reclassification of accumulated other comprehensive loss to the statement of income on the deemed disposal of an associate	-	1,147	-	1,147
Tax impact of adjustments	236	(850)	273	(586)
Adjusted earnings	53,940	42,267	189,464	105,879

Divided by: basic weighted average number of common shares outstanding (000's)	186,641	188,312	187,268	187,685
Adjusted earnings per basic share	0.29	0.22	1.01	0.56

Net cash/(net debt) position (in dollars)

Net cash/(net debt) position is a non-IFRS financial measure and is defined by OR Royalties by the cash balance minus the long-term debt balance at the end of a period.

Management uses the net cash/(net debt) position to evaluate OR Royalties' current net liquidity position (i.e. total cash less total long-term debt). Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as operating cash flows and undrawn balances available under credit facilities, to evaluate OR Royalties' investment capacity. Net cash/(net debt) position is only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the net cash/(net debt) position is presented below:

	September 30,	December 31,
	2026	2025
(in thousands of dollars)	$	$

Cash	76,718	142,131
Long-term debt	(228,189)	-

Net (debt)/cash position	(151,471)	142,131

Cash flows from operating activities per basic share

Cash flows from operating activities per basic share is a non-IFRS financial measure and is defined by OR Royalties as cash flows provided by operating activities divided by the basic weighted average number of common shares outstanding for the period.

Management uses cash flows from operating activities per basic share to evaluate OR Royalties' ability to generate cash from its royalty, stream and other interests on a per share basis. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as cash flows provided by operating activities, to evaluate OR Royalties' performance relative to peers in the mining industry who present this measure on a similar basis. Cash flows from operating activities per basic share is only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash flows from operating activities per basic share is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands, except per share amounts)

Cash flows provided by operating activities	$77,564	$64,604	$232,596	$162,058
Divided by: basic weighted average number of common shares outstanding (000's)	186,641	188,312	187,268	187,685
Cash flows from operating activities per basic share	$0.42	$0.34	$1.24	$0.86

(4) Includes all available cash on the Company's balance sheet ($76.7 million), as well as any undrawn amount(s) available on the Company's revolving credit facility ($621.8 million) plus the accordion ($350.0 million), which is uncommitted and subject to acceptance by the lenders, all as at September 30, 2026.

(5) Q3 2025 included a non-recurring gain of $54.4 million on deemed disposal of an associate.

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that the 2026 guidance on GEOs will be achieved, that the buy back option by SolGold Finance AG will be made in a timely manner, that the deferred payments will be timely made by Galiano Gold Inc., that development and milestones and ramping up to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner, that cash inflows of $65 million will be achieved in the fourth quarter, and the ability of the Company to continue to invest in new opportunities. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. All statements in this press release, other than statements of historical fact, are forward-looking statements, including statements that address, without limitation: future events. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition, and (g) geopolitical uncertainties; (iii) with respect to internal factors: (a) business opportunities that may or may not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets, (c) the determination of OR Royalties' PFIC status or (d) that preliminary financial information may be subject to quarter-end and year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties' ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risks and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated in such forward-looking statements, and such forward-looking statements included in this press release are not a guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

OR Royalties Inc.
Consolidated Balance Sheets
As at September 30, 2026 and December 31, 2025
(Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2026	2025
	$	$

Assets

Current assets

Cash	76,718	142,131
Amounts receivable	2,160	3,227
Deferred consideration receivable	30,000	-
Other assets	881	2,326
	109,759	147,684

Non-current assets

Investments	204,088	189,260
Royalty, stream and other interests	1,489,407	1,140,026
Goodwill	78,376	81,134
Other assets	9,751	8,375
	1,891,381	1,566,479

Liabilities

Current liabilities

Accounts payable and accrued liabilities	6,003	7,477
Dividends payable	12,114	10,293
Income tax liabilities	14,996	13,655
Lease liabilities	1,236	1,207
	34,349	32,632

Non-current liabilities

Lease liabilities	2,752	3,795
Long-term debt	228,189	-
Deferred income taxes	107,891	98,011
	373,181	134,438

Equity

Share capital	1,687,558	1,688,122
Contributed surplus	61,447	65,873
Accumulated other comprehensive loss	(97,646)	(51,780)
Deficit	(133,159)	(270,174)
	1,518,200	1,432,041
	1,891,381	1,566,479

OR Royalties Inc.
Consolidated Statements of Income
For the three and nine months ended September 30, 2026 and 2025
(Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$

Revenues	90,205	71,625	290,857	186,905

Cost of sales	(2,917)	(2,367)	(9,349)	(6,546)
Depletion	(12,085)	(10,159)	(35,248)	(25,516)

Gross profit	75,203	59,099	246,260	154,843

Other operating expenses
General and administrative	(4,534)	(4,902)	(15,503)	(15,799)
Business development	(3,100)	(2,015)	(7,624)	(6,920)
Impairment of royalty, stream and other interests	-	(5,495)	-	(5,495)
Gain on the buy-down of a stream interest	-	-	7,161	-
Gain on sale of gold bullion	-	-	419	-

Operating income	67,569	46,687	230,713	126,629
Interest income	1,365	1,062	4,810	2,278
Finance costs	(3,621)	(886)	(7,598)	(3,740)
Foreign exchange gain (loss)	599	300	(2,757)	1,125
Share of loss of associates	-	(8,313)	-	(14,178)
Other gains, net	1,064	53,236	3,907	52,926

Earnings before income taxes	66,976	92,086	229,075	165,040
Income tax expense	(11,609)	(9,241)	(38,734)	(24,197)

Net earnings	55,367	82,845	190,341	140,843

Net earnings per share
Basic	0.30	0.44	1.02	0.75
Diluted	0.30	0.44	1.01	0.74

OR Royalties Inc.
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2026 and 2025
(Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,

	2026	2025	2026	2025
	$	$	$	$

Operating activities
Net earnings	55,367	82,845	190,341	140,843
Adjustments for:
Share-based compensation	1,850	2,056	5,533	6,316
Depletion and amortization	12,422	10,493	36,260	26,434
Impairment of royalty, stream and other interests	-	5,495	-	5,495
Gain on the buy-down of a stream interest	-	-	(7,161)	-
Gain on sale of gold bullion	-	-	(419)	-
Share of loss of associates	-	8,313	-	14,178
Gain on shares received under an anti-dilution provision	-	-	(794)	-
Change in fair value of financial assets at fair value through profit and loss	(1,064)	56	(3,131)	366
Gain on deemed disposal of an associate	-	(54,439)	-	(54,439)
Reclassification to the statement of income of other comprehensive loss on the deemed disposal of an investment in associate	-	1,147	-	1,147
Foreign exchange (gain) loss	(317)	(291)	2,984	(1,170)
Deferred income tax expense	2,556	5,598	8,634	13,905
Other	(615)	(74)	(1,691)	196
Net cash flows provided by operating activities before changes in non-cash working capital items	70,199	61,199	230,556	153,271
Changes in non-cash working capital items	7,365	3,405	2,040	8,787
Net cash flows provided by operating activities	77,564	64,604	232,596	162,058

Investing activities
Acquisitions of deferred payment obligations	-	-	(52,000)	-
Acquisitions of investments	(7,420)	-	(17,420)	(12,359)
Proceeds on disposal of investments	-	805	34,748	805
Acquisitions of royalty and stream interests	(40,208)	(13,655)	(421,642)	(36,869)
Proceeds from the sale of gold bullion	-	-	17,875	-
Proceeds on the exercise of a buy-down right	-	2,051	-	2,051
Other	(57)	(371)	(134)	(844)
Net cash flows used in investing activities	(47,685)	(11,170)	(438,573)	(47,216)

Financing activities
Increase in long-term debt	28,496	-	277,496	10,437
Repayment of long-term debt	(15,000)	(35,372)	(49,000)	(105,372)
Exercise of share options and shares issued under the share purchase plan	250	38	4,772	11,514
Normal course issuer bid purchase of common shares	(29,094)	-	(50,016)	-
Dividends paid	(11,328)	(9,700)	(30,514)	(25,163)
Withholding taxes on settlement of restricted and deferred share units	(271)	-	(10,102)	(6,464)
Other	(1,565)	(361)	(2,158)	(1,836)
Net cash flows (used in) provided by financing activities	(28,512)	(45,395)	140,478	(116,884)

Increase (decrease) in cash before effects of exchange rate changes on cash	1,367	8,039	(65,499)	(2,042)
Effects of exchange rate changes on cash	(254)	(623)	86	(12)
Net increase (decrease) in cash	1,113	7,416	(65,413)	(2,054)
Cash - beginning of period	75,605	49,626	142,131	59,096
Cash - end of period	76,718	57,042	76,718	57,042